Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

January 21, 2022

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 9922
Diversified Assets Portfolio, Series 11
(the “Trust”)
CIK No. 1893437 File No. 333-261928

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.       Specify the criteria of the exchange-traded products (“ETPs”) in the Index.

Response:       The Trust notes that the Index Methodology states the criteria described for the exchange-traded funds (“ETFs”) also pertains to the ETPs. As such, the Trust has revised its disclosure throughout the Portfolio Selection Process to indicate the ETF criteria also applies to the ETPs in the Index.

2.        The Staff notes the disclosure states, “To create the portfolio for the Trust, ETFs from all asset classes were selected from the Index. Individual ETFs and ETPs were selected based on the following weightings as of the date the portfolio was selected…” Please connect the Index to the ETPs and ETFs selected.

Response:       The disclosure has been revised as follows:

To create the portfolio for the Trust, ETFs from all asset classes were selected from the Index. Individual ETFs and ETPs from the Index were selected based on the following weightings as of the date the portfolio was selected…”

3.       If the ETFs the portfolio invests in are affiliated, please include the conflict disclosure that was agreed upon in recent filings.

Response:       If the Trust has exposure to any ETFs which are advised by First Trust Advisors L.P., an affiliate of the Trust’s Sponsor, appropriate disclosure will be added to the Trust’s prospectus.

Risk Factors

4.       If the underlying ETFs held by the Trust invest in bonds that reference LIBOR, please add relevant risk disclosure.

Response:       If, based on the Trust’s final portfolio, the Trust has exposure to Funds that invest in bonds that reference LIBOR, appropriate disclosure will be added to the Trust’s prospectus.

5.       Please add investments in mortgage-backed securities and asset-backed securities in the “Portfolio Selection Process” section if these are considered principal investments. Otherwise, please delete the “Mortgage-Backed Securities” risk and “Asset-Backed Securities Risk.” Also, if these risks remain, add risks associated with subprime residential mortgage loans, if applicable.

Response:       The Trust respectfully notes that mortgage-backed securities and asset-backed securities are currently disclosed in the first paragraph of the “Portfolio Selection Process,” which states, “Specifically, the portfolio contains ETFs representing domestic and international equity securities, corporate bonds, asset-backed securities, mortgage-backed securities, foreign government debt, U.S. treasuries, TIPS and real estate, and ETPs which invest in precious metals and commodities.”

Additionally, if, based on the Trust’s final portfolio, the Trust has exposure to Funds that invest in subprime residential mortgage loans, appropriate disclosure will be added to the Trust’s prospectus.

6.       Please change the intro to the “Commodities” risk to “All of the ETPs held by the Trust…” or explain why it is not necessary.

Response:       The above-referenced disclosure has been revised in accordance with the Staff’s comment.

7.       If the Trust will have material exposure to China, please disclose the risks associated with investments in China.

Response:       If, based on the Trust’s final portfolio, the Trust has material exposure to China, appropriate risk disclosure will be added to the Trust’s prospectus.

8.       Please revise the “Fluctuation of Net Asset Value Risk,” the “Liquidity Risk” and the “Authorized Participant Concentration Risk” to disclose that the bid/ask spread may widen depending on market conditions and the liquidity of the underlying investments held by the ETFs.

Response:       In accordance with the Staff’s comment, the Trust has revised the “Fluctuation of Net Asset Value Risk.” However, the Trust respectfully declines to add disclosure to the “Liquidity Risk” and the “Authorized Participant Concentration Risk,” as the Trust believes this would result in duplicative disclosure. The “Market Maker Risk” and revised “Fluctuation of Net Asset Value Risk” discloses this concept sufficiently for investor comprehension.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon